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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                      --------------------------
      NOTIFICATION OF LATE FILING                     SEC FILE NUMBER:  1-9329
                                                      --------------------------
                                                      CUSIP NUMBER: 745769 10 9
                                                      --------------------------

(Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  December 26, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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                        PART I -- REGISTRANT INFORMATION

Pulitzer Inc.
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Full Name of Registrant



N/A
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Former Name if Applicable



900 North Tucker Boulevard
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Address of Principal Executive Office (Street and Number)



St. Louis, Missouri 63101
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City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution on report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Pulitzer Inc. (the "Company") has delayed the filing of its annual report on Form 10-K in order for the Company to address the classification of one item in the Company's Consolidated Statements of Cash Flows for the fiscal years ended December 2004, 2003 and 2002. The item under consideration relates to the classification of discretionary contributions to the Company's pension and post-retirement medical benefit trusts in the Consolidated Statements of Cash Flows.

      The Company's practice has been to classify discretionary contributions to its pension and post-retirement medical benefit trusts as a component of Cash Flows From Investing Activities. The Company views those contributions in excess of the levels necessary to meet current operating costs or minimal funding levels as discretionary. For the fiscal years ended December 2003 and 2002, the discretionary contributions were, respectively, $44.0 million and $28.1 million. The Company has classified its contributions necessary to meet current operating costs or minimal funding levels of its pension and post-retirement medical benefit trusts as a component of Cash Flows From Operating Activities.

      If the Company determines that its discretionary contributions to its pension and post-retirement medical benefit trusts should be classified as a component of Cash Flows From Operating Activities, the Company would be required to restate the Consolidated Statements of Cash Flows for the fiscal years ended December 2003 and 2002.


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                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Alan G. Silverglat                (314)                       340-8440
      ------------------             -----------              ------------------
          (Name)                     (Area Code)              (Telephone Number)

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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  Pulitzer Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)
              ----------------------------------------------------

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 14, 2005                  By /s/ Alan G. Silverglat
     --------------                     ----------------------------------------
                                        Alan G. Silverglat
                                        Senior Vice President -
                                        Finance and Chief Financial Officer



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